As filed with the Securities and Exchange Commission on November 13, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended September 30, 2003

MESSER GRIESHEIM HOLDING AG

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

Report for the Nine Month Period Ended September 30, 2003	2
Business	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	3
Messer Griesheim Holding AG
Unaudited Financial Information
Unaudited Interim Condensed Consolidated Statements of Operations	16
Unaudited Interim Condensed Consolidated Balance Sheet	18
Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders' Equity	19
Unaudited Interim Condensed Consolidated Statements of Cash Flows	20
Notes to Unaudited Interim Condensed Consolidated Financial Statements	21

In this document:

  “Messer Holding”, “the Company”, “the Group”, “we”, “us” and “our” refers to Messer Griesheim Holding AG and, unless the context otherwise requires, its consolidated subsidiaries.

  “Messer Griesheim” refers to the Messer Griesheim Holding AG’s subsidiary, Messer Griesheim GmbH, which is the operating company whose business and results of operations are described in this Form 6-K, including, unless the context otherwise requires, its consolidated subsidiaries.

  “Messer Griesheim Group” refers to the parent of Messer Griesheim Holding AG, Messer Griesheim Group GmbH & Co. KGaA, a German Partnership limited by shares.

  “Messer Employee” refers to Messer Employee GmbH & Co. KG, a company through which employees participating on our share purchase and option plan are to hold shares in Messer Griesheim Group.

  “Messer Industrie” and “MIG” refers to Messer Industrie GmbH, a holding company for the Messer family’s minority interest in Messer Griesheim Group.

  “MGB” refers to Messer Griesheim Beteiligungsverwaltung GmbH, which is the general partner of Messer Griesheim Group.

  “MEB” refers to Messer Employee Beteiligungsverwaltungs GmbH, which is the general partner of Messer Employee.

REPORT FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

The accounts being reported on are the consolidated results of Messer Griesheim Holding AG. Our obligation to provide this report with The Bank of New York (the “Trustee”), for the benefit of our note-holders, and the U.S. Securities and Exchange Commission, arises under the indenture, dated as of May 16, 2001, between the Company and the Trustee, pursuant to which the Company has issued its 10.375% senior notes due 2011.

This Form document includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our expectations are based on reasonable assumptions, we cannot assure you that actual results will not be materially different from our expectations. Factors that could cause our actual results to differ materially from our expectations include, among other things:

  the amount of proceeds that we realize from our divestiture program;

  the timing of the receipt of proceeds that we realize from our divestiture program;

  the amount of savings in operational costs that Messer Holding is able to achieve as a result of its cost-savings program;

  the costs of implementing Messer Holding’s cost-savings program;

  the timing to achieve the benefits of our cost-savings program;

  anticipated trends and conditions in our industry, including regulatory developments;

  our capital needs; and

  our ability to compete.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this document might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement and the more detailed discussion of risks in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. Some numbers that appear in this Form 6-K (including percentage amounts) have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

Investors are cautioned that forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management.

This Form 6 K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement filed on March 27, 2003 and the 424 (b) prospectus relating thereto filed on April 7, 2003.

BUSINESS

We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, such as the industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the Company's unaudited interim condensed consolidated financial statements included elsewhere herein. The Company's financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. GAAP. You can find reconciliations of net income, and shareholders' equity and disclosures regarding differences between IFRS and U.S. GAAP in Note 14 to the Company's unaudited interim condensed consolidated financial statements.

Overview

We operate in 43 countries through more than 399 facilities, including production plants, distribution and filling stations and research centers. We have an estimated global market share of approximately 4% of the total industrial gases market, making us the seventh largest industrial gas producer world-wide and leading market shares in Germany and certain other countries in Central and Eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. In the third quarter 2003, we generated net sales of €381.6 million.

Our primary or core markets are Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 64% of our net sales for the third quarter 2003. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America. We have been in the process of divesting substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets. Other than our joint ventures in Central America and our subsidiary in Peru, we completed our divestitures in 2003.

The following is an overview of a number of significant factors that affect our results of operations or that may affect our future results of operations.

Ownership Structure

The following diagram shows our ownership structure and the structure of our principal indebtedness as of September 30, 2003 following completion of the change in ownership in April 2001, reflecting the issuance of the senior notes and the refinancing or repayment of our indebtedness to the extent completed, including repayment in full of the €400 million mezzanine bridge facility and repayment of €115 million of our senior term facilities and subsequent share purchases by our employees and shareholders’ committee members through the share purchase and option plan.

Messer Industrie GmbH (1)
Allianz Capital Partners
GS Funds(2)
Messer Employee and MGB shareholders‘ committee members(3)
32.11%
33.08%
33.08%
1.73%
Messer Griesheim Group GmbH & Co. KGaA
10.375% notes due 2011(5)
100%
Note Holders
Messer Griesheim Holding AG
Pledge of all shares of Messer Griesheim GmbH to senior lenders
Intercompany loan(6)
100%
Messer Griesheim GmbH (4)
Senior Lenders
Senior term facilities(7)
Messer Griesheim Subsidiaries

(1) The holding company for the Messer family's interests in Messer Griesheim.

(2) Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3) The employees participating in the share purchase and option plan hold their shares through Messer Employee. The participant’s voting rights are exercised by the managing partner of Messer Employee, MEB. The members of the shareholders’ committee of MGB hold their shares directly in Messer Griesheim Group.

(4) Principal operating company in Germany and holding company for the remainder of our operations.

(5) €550.0 million aggregate principal amount upon issuance. As of September 30, 2003, €493.7 million aggregate principle amount remained outstanding.

(6) €550.0 million aggregate principal amount.

(7) €1,340 million was the initial aggregate amount of senior term loan facilities. Messer Griesheim GmbH repaid €115 million principal amount of senior term facilities in May 2001 with a portion of the proceeds from the sale of the senior notes. As of September 30, 2003 €612.4 million aggregate principal amount remained outstanding under the senior term facilities. The senior term facilities also include committed but undrawn funds totaling €274.8 million under revolving facilities. Certain of Messer Griesheim's subsidiaries are also direct borrowers under the senior term facilities.

Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the shareholders’ agreement (as described elsewhere in this Form 6-K) generally allocates the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations are no longer relevant. Accordingly, until then, members of the shareholders’ committee appointed by the GS Funds will represent all votes of the financial sponsors constituting 66.16% of all votes in the shareholders’ committee. Thereafter, the rights will be shared by Allianz Capital Partners (ACP) and the GS Funds, with ACP having a deciding vote in the event of a lack of consensus between ACP and the GS Funds, subject to certain exceptions.

Refinancing Program

In connection with the change in ownership, substantially all of Messer Griesheim's existing indebtedness was refinanced through the senior term facilities and the senior notes. Upon the initial closing of the acquisitions, Messer Griesheim entered into a senior term facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million of revolving facilities) and a mezzanine bridge facility agreement in the aggregate amount of €400 million. In May 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. Upon the closing of the sales of the senior notes, Messer Holding made an intercompany loan to Messer Griesheim with the gross proceeds from the senior notes, and Messer Griesheim used the intercompany loan to repay the mezzanine bridge facility in full and repay €115 million principal amount of the outstanding term borrowings under the facilities.

Business Practices

We believe the following selected business practices are important for a proper understanding of our financial reporting risks.

Net Sales

We primarily earn revenues from

  sales of industrial gases and, to a lesser extent,

  sales of hardware related to industrial gas usage.

Our sales of industrial gases, which amount to greater than 90% of our total revenue, are divided into three business fields corresponding to their mode of delivery: on-site and pipeline sales, bulk delivery sales and cylinder delivery sales. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually have “take-or-pay” minimum purchase provisions. In each of the last three years, the “take-or-pay” minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% in Germany and 40% to 45% in the United States of the total amount of net sales that we generated under these contracts.

Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site, pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 39% of our total net sales in the third quarter 2003. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and two to five years in the United States.

Our net sales are dependent on the economic conditions in the markets in which we operate. However, we believe that we have limited exposure to the cyclical nature in demand of any particular industry because of the wide diversity of industries represented by our customer base.

Although industrial gas prices appear to have stabilized in many of the markets in which we operate, prices have consistently decreased for at least the last 10 years, especially in the bulk and commodity gas cylinder segments, due to aggressive efforts by most producers to increase market share. The profit margin impact of this price erosion has been partially offset by efficiency improvements throughout the supply chain and regional consolidation among large participants in the industry, permitting economies of scale. In addition, new applications for industrial gases have provided opportunities for increased sales volumes and profit margins.

Cost of Sales

Our principal raw material is air, which is free and which we separate into its component gases.

Cost of sales principally consists of:

  capital costs of plants;

  costs of energy required for production; and

  labor costs relating to production.

Energy costs consist principally of electrical power costs. Electricity represents approximately 30.0% of cost of sales in the third quarter of 2003. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers' insurance associations.

We depreciate fixed assets on a straight-line basis. Our depreciation rates assume useful lives ranging from 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

Divestiture Program

Our core markets are Europe and North America. In May 2001, immediately following our change of ownership, we adopted a divestiture program. Pursuant to the divestiture program, we intend to sell substantially all of our assets and operations in our non-core markets in Asia, Africa and Latin America, as well as certain non-strategic assets and operations in our core markets. The proceeds from this divestiture program have been and will be used to reduce our consolidated debt.

Pursuant to the divestiture program, as of September 30, 2003, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago, Venezuela, Indonesia and Malaysia, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. As of September 30, 2003 we have substantially completed the disposal of our investments included in subsidiaries available for sale. We completed repayment of our senior term disposal facility in the second quarter of 2002.

The remaining divestiture of certain of our assets and operations may require additional expenditures prior to their disposal.

Cost-Savings Plan

We are implementing a plan to reduce our operating costs, principally in Europe. This plan involves eliminating duplication in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We have identified most of the specific cost savings measures that we anticipate to achieve by year end 2003. We expect that these measures will reduce the cost base of our operations in our core markets relative to its level for the year 2000 by approximately €100.0 million by year end 2003. To implement these measures, we expect to spend approximately €52.0 million in total between April 30, 2001 and year end 2003, principally to be applied towards severance payments and efficiency improvements.

For the twelve months ended December 31, 2002, we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €71.1 million. As a result of implementation of these measures, we incurred restructuring and reorganization costs of approximately €45.7 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the twenty nine month period from May 1, 2001 to September 30, 2003, of which €7.6 million was recorded in the nine months ended September 30, 2003. We expect to incur an additional €6 million of costs by the end of 2003. These costs relate to divestitures, reduction in work force and various other reductions of operating costs, respectively.

Critical Accounting Policies

The critical accounting policies and estimates are described in Item 5 “Operating and Financial Review and Prospects – Critical Accounting Policies” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

Results of Operations

Three Months Ended September 30, 2003 Compared with Three Months Ended September 30, 2002

The following table sets forth a summary of the results of operations for the three months ended September 30, 2003, and three months ended September 30, 2002, in terms of amounts as well as percentages of net sales.

	Three months ended September 30, 2003		Three months ended September 30, 2002
	(in € millions)%		(in € millions)%

Net sales	381.6	100.0	380.4	100.0
Cost of sales	(186.1)	(48.8)	(186.7)	(49.1)
Gross profit	195.5	51.2	193.7	50.9
Distribution and selling costs	(118.5)	(31.1)	(116.9)	(30.7)
General and administrative costs	(28.9)	(7.6)	(28.1)	(7.4)
Other, net(1)	(35.4)	(9.2)	(15.7)	(4.1)
Operating profit	12.7	3.3	33.0	8.7
Interest expense, net	(29.2)	(7.7)	(32.5)	(8.5)
Other non-operating expenses(2)	(3.1)	(0.8)	(13.1)	(3.4)
Loss before income taxes and minority interests	(19.6)	(5.1)	(12.6)	(3.3)
Income tax benefit (expenses)	43.3	11.4	(10.5)	(2.8)
Minority interest, net of income taxes	(2.2)	(0.6)	(2.7)	(0.7)
Net income (loss)	21.5	5.6	(25.8)	(6.8)

(1) Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges.

(2) Amounts include equity method investment income/(expense), other investment expense, net, changes in fair value of investments in subsidiaries available for sale and other financial income/(expenses), net.

Net sales Net sales remained nearly unchanged at €381.6 million in the third quarter 2003 compared to €380.4 million in the third quarter 2002 and are shown by business areas below.

	Three months ended September 30, 2003 (in € millions)	Three months ended September 30, 2002 (in € millions)

Net sales (Business Areas)
Germany	166.8	168.8
Western Europe, excluding Germany	64.3	63.6
Eastern Europe	61.2	54.3
North America	76.1	80.0
Others	13.1	13.8
Reconciliation / Corporate	0.1	(0.1)
Total	381.6	380.4

  Net sales in Germany decreased by 1.2% to €166.8 million in the third quarter 2003 from €168.8 million in the third quarter 2002. The decrease is mainly caused by lower sales in the pipeline and cylinder business in a continuing weak economic environment. Current years late summer holidays and unseasonably high temperatures in Germany led to a seasonal decrease in demand primarily in the cylinder and bulk business.

  Net sales in Western Europe, excluding Germany, increased by 1.1% to €64.3 million in the third quarter 2003 from €63.6 million in the third quarter 2002. Sales increased mainly in France and Italy resulting from continuing higher sales in the French carbon dioxide business and overall increased market demand in Italy. This has been partly offset by lower sales in the United Kingdom (€1.0 million) due to less engineering equipment sales and a decline in the value of GBP as well as lower sales in Switzerland (€0.7 million).

  Net sales in Eastern Europe increased by 12.7% to €61.2 million in the third quarter 2003 from €54.3 million in the third quarter 2002. This increase in sales is spread over almost all of the 13 countries in our Eastern European region. The major drivers for the growth in Poland are due to a new carbon dioxide plant acquired at the end of 2002 and Serbia with a continuing strong demand from our onsite business.

  Net sales in North America decreased by 4.9% to €76.1 million in the third quarter 2003 from €80.0 million in the third quarter 2002. This decrease is exclusively caused by a negative currency impact of €15.4 million due to the significant decline in the value of the US$ against the EURO from the third quarter 2002 to the third quarter 2003. The consolidation of the Constar cylinder business (€5.4 million) offsets the reduction in sales resulting from the disposal of our operations in Canada (€1.0 million) in the third quarter 2002 pursuant to the divestiture program.

  Net Sales in Others represent the non core operations in China and Latin America. Net sales in this segment decreased by 5.1% to €13.1 million in the third quarter 2003 from €13.8 million in the third quarter 2002. On one hand, during 2003 the Peruvian operations and the Chinese ACIC companies have been consolidated for the first time. On the other hand, our activities in Central America have been changed from full consolidation to “at equity” consolidation due to a change of control in 2003. This change in the consolidation perimeters led to a €0.2 million decrease of sales. The remaining reduction is the result of the negative currency impact of €1.6 million from the local currency in China which is directly linked to the US$.

Cost of sales. Cost of sales decreased slightly by 0.3% to €186.1 million in the third quarter 2003 from €186.7 million in the third quarter 2002. Cost of sales consists primarily of raw material costs (principally energy costs), purchased parts and direct labor, as well as manufacturing overheads and depreciation. The gross margin remained relatively stable.

Distribution and selling costs. Distribution and selling costs increased by 1.4% to €118.5 million in the third quarter 2003 from €116.9 million in the third quarter 2002. Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight.

General and administrative costs. General and administrative expenses increased by 2.8% to €28.9 million in the third quarter 2003 from €28.1 million in the third quarter 2002. General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overhead charges.

Other, net. Other expenses, net increased by 125.5% to €35.4 million in the third quarter 2003 from €15.7 million in the third quarter 2002. This amount includes research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges. The increase is mainly caused by an expense relating to a goodwill disposal due to the reduction of tax liabilities which were recorded at the date of acquisition amounting to €26.9 million (see Note 6 “Income taxes” to the unaudited interim condensed consolidated financial statements). This has been partly offset by lower restructuring and reorganization charges.

Operating profit. Operating profit decreased by 61.5% to €12.7 million in the third quarter 2003 from €33.0 million in the third quarter 2002 and is shown by business areas below.

	Three months ended September 30, 2003 (in € millions)	Three months ended September 30, 2002 (in € millions)

Operating profit (loss) (Business Areas)
Germany	26.6	30.8
Western Europe, excluding Germany	3.4	(0.2)
Eastern Europe	9.7	9.7
North America	5.3	2.0
Others	0.8	2.1
Reconciliation / Corporate	(33.1)	(11.4)
Total	12.7	33.0

  In Germany, the operating profit decreased by 13.6% to €26.6 million in the third quarter 2003 as compared to an operating profit of €30.8 million in the third quarter 2002. In addition to the impact of lower sales in the third quarter 2003, operating profit decreased due to expenses in connection with the closure of a filling site and cylinder write-offs totaling €2.2 million.

  In Western Europe, excluding Germany, the operating profit increased to €3.4 million in the third quarter 2003 compared to an operating loss of €0.2 million in the third quarter 2002. Operating loss in the third quarter 2002 resulted from an impairment charge for a carbon dioxide plant in Spain (€1.3 million) and restructuring expenses in the United Kingdom (€0.4 million). In addition, the increase of sales in France and Italy led to an improvement of the operating profit in the third quarter 2003.

  In Eastern Europe, the operating profit remained stable at €9.7 million in the third quarter 2003 as compared to the third quarter 2002. The effect of sales increase was partly offset by higher operational costs for raw material gases and fuel in Poland and Greece.

  In North America, the operating profit increased to €5.3 million in the third quarter 2003 compared to an operating profit of €2.0 million in the third quarter 2002. The currency decline of the US$ (€1.1 million) and higher fuel and energy costs were compensated by the increase in sales denominated in US$ and the effects of the cost saving initiatives implemented in 2003.

  Operating profit in Others mainly represents the operations in China and Latin America. The operating profit decreased to €0.8 million in the third quarter 2003 as compared to €2.1 million in the third quarter 2002. On one hand, during 2003 the Peruvian operations and the Chinese ACIC companies have been consolidated for the first time. On the other hand, our activities in Central America have been changed from full consolidation to “at equity” consolidation due to a change of control in 2003. This change in the consolidation perimeters led to a decrease in operating profit amounting to €0.3 million. The remaining reduction is the result of the negative currency impact of €0.1 million from the local currency in China which is directly linked to the US$ and also through the set up of provisions for bad debt in China (€0.6 million).

  Operating loss for Reconciliation / Corporate increased to €33.1 million in the third quarter 2003 from an operating loss of €11.4 million in the third quarter 2002. Reconciliation / Corporate represents the central administrative function of the Group. This increase is caused by an expense relating to a goodwill disposal resulting from a reduction of tax liabilities which were recorded at the date of the acquisition of €26.9 million. Lower consultancy costs and a reduction in restructuring and reorganization expenses from €3.0 million in the third quarter of 2002 to €0.8 million in the third quarter 2003 could partly offset this additional expense (see paragraph on income taxes below).

Interest expense, net. Net interest expense decreased by 10.2% to €29.2 million in the third quarter 2003 from €32.5 million in the third quarter 2002. This decrease is due to our successful debt reduction including mandatory, and voluntary repayments of the senior facility agreement as well as the partial repurchase of the senior notes. Additionally, the average interest rate has been reduced from 8.27% to 8.08%.

Income taxes. In the third quarter 2003, we recorded an income tax benefit of €43.3 million, compared to an income tax expense of €10.5 million in the third quarter 2002. The tax benefit in the third quarter 2003 resulted from a reduction of tax liabilities due to a German supreme court decision and a change in the Group’s tax strategy. The release of the tax liabilities resulted in the recognition of a tax benefit of approximately €48.6 million (€30.6 million of which was recorded during the May 1, 2001 acquisition) and a corresponding expense due to a goodwill reduction of €26.9 million (see Note 14 “Reconciliation to U.S. GAAP”).

Net income (loss). Net income (loss) increased to €21.5 million in the third quarter 2003 from €(25.8) million in the third quarter 2002. The third quarter is impacted by an adjustment of goodwill of €26.9 million and an adjustment to taxes of €48.6 million as explained above and in Note 6 “Income taxes” to the unaudited interim condensed consolidated financial statements. Furthermore, the decrease of interest expenses and other financial expenses contributed €17.8 million to the improvement of net income.

Nine Months Ended September 30, 2003 Compared with Nine Months Ended September 30, 2002

Except for Sales, research and development costs and general and administration costs the management of the Company considers that the trends and the explanations for such trends are similar for the cumulative nine month periods as for the three month periods just presented. Therefore, management does not believe that comparing such cumulative periods would bring additional meaningful elements not already mentioned in the above presented comparison for the three month periods.

Total net sales decreased by 1.9% to €1,122.0 million for the nine months ended September 30, 2003 from €1,143.8 million for the nine months ended September 30, 2002. Net sales in Germany increased by 1.2% due to higher demand in the pipeline and bulk business as well as new capacity brought on stream by the Dormagen plant. In Eastern Europe net sales increased by 10.2% due to increasing demand in Serbia and the start-up of a new CO2-plant in Poland. These increases were offset by lower sales in Western Europe and North America. Western Europe, excluding Germany, shows a 1.3% decrease of net sales, mainly resulting from lower sales in the United Kingdom due to a general weakness in the beverage business and a decline in the value of the GBP compared to 2002. In North America we face a decrease in net sales of 11.8% as a consequence of the decline in the value of the US$ against the Euro which was partially offset by the recovery of the U.S. business of the second and third quarter 2003. The net change in the consolidation perimeter relating to the companies in Latin America and the acquisition of China as well as a decline in the value of the Chinese currency led to a decrease in net sales of 25.8% in the Other business segment.

Research and development costs decreased by 38.0% to €5.7 million for the nine months ended September 30, 2003 compared to €9.2 million for the nine months ended September 2002. The decrease was mainly achieved by the effectiveness of the cost savings initiatives implemented in 2003 and due to fewer research and development projects.

General and administrative costs decreased by 8.8% to €87.4 million for the nine months ended September 30, 2003 compared to €95.9 million for the nine months ended September 30, 2002. The decrease was caused by lower consultancy costs and the effectiveness of the cost savings initiatives implemented in 2003. Additionally, the change in consolidation perimeters and the currency decline of the US$ and CNY (currency of China) led to a decrease of €4.0 million.

Liquidity and Capital Resources

Cash Flows for the Nine Months Ended September 30, 2003 and the Nine Months Ended September 30, 2002

The following table summarizes our cash flow activity during the nine months ended September 30, 2003 and 2002, respectively.

	Nine months ended September 30, 2003 (in € millions)	Nine months ended September 30, 2002 (in € millions)

Cash flow from operating activities	267.0	274.7
Cash flow used in investing activities	(69.3)	(25.7)
Cash flow used in financing activities	(213.8)	(270.3)
Cash and cash equivalents, end of period	108.2	159.2

Cash flow from operating activities. The cash flow from operating activities for the nine months ended September 30, 2003 decreased to €267.0 million as compared to €274.7 million for the nine months ended September 30, 2002. This decrease is mainly due to income taxes paid resulting from a tax audit for prior years, partly offset by an increase of cash flows from changes in working capital.

Cash flow used in investing activities. The cash flow used in investing activities for the nine months ended September 30, 2003 increased to €69.3 million from €25.7 million for the nine months ended September 30, 2002. This increase mainly resulted from the cost of acquisition in China and Switzerland and lower proceeds from the sales of investments in connection with the divestiture program in 2003.

Cash flow used in financing activities. We used €213.8 million in cash for financing activities during the nine months ended September 30, 2003, which were mainly applied to interest payments of €93.1 million related to our corporate debt and repayments of debt amounting to €106.6 million. During the nine months ended September 30, 2002 cash flow used in financing activities included interest paid of €95.5 million and repayment of corporate debt amounting to €154.8 million.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2003:

	Payments Due by Period
	Less than 1 Year	1-3 years	4-5 years	After 5 years	Total
	(in € millions)

Contractual Obligations
Long-Term Debt	60.4	117.3	108.4	901.9	1,188.0
Capital Lease Obligations(1)	26.3	63.2	63.9	1.5	154.9
Operating Lease Obligations	10.7	14.2	7.4	23.1	55.4
Commitments
Guarantees – Sales of Investments(2)					111.6
Other Long-Term Obligations(3)					14.0
Financial Guarantees(4)					30.8
Long-Term Purchase Agreements					46.6
Other(5)					4.8

(1) The capital lease obligations include an interest portion of €22.3 million.

(2) Guarantees related to the sale of investments, net of reserved amounts, mainly reflect customary guarantees for representation and warranties provided for in sale agreements.

(3) Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €14.0 million at September 30, 2003.

(4) Financial guarantees net of provisions mainly include guarantees for at equity consolidated subsidiaries of €1.9 million and risks related to the divestiture of Singapore operations of €10.2 million.

(5) Commitments for capital to be funded to equity and cost method investees totaled €4.8 million at September 30, 2003.

Anticipated Uses/Expenditures and Sources of Funds

Operational capital expenditures as a percentage of net sales were 8.0% (including the acquisitions in China and Switzerland) and 6.7% in the nine months ended September 30, 2003 and 2002, respectively. A core component of our strategy is to continue to reduce Messer Griesheim's historically high levels of capital expenditures.

We had total indebtedness (including finance leases) of €1,320.6 million at September 30, 2003, of which €1,241.1 million was long-term indebtedness. The indebtedness was primarily due to banks and our bondholders and had an average weighted interest rate on existing corporate debt including interest rate swap agreements but not including amortization of debt issuance costs of approximately 8.08% per annum at September 30, 2003.

Messer Griesheim's principal sources of funds have been cash flows from operations, proceeds from divestitures and borrowings from banks. We expect that, going forward, we will finance ongoing operations and finalize our implementation of our cost-savings measures and information-technology improvements with a combination of existing cash balances and operating cash flows, and available funds from our credit lines. We expect that our other cash requirements will be met through operating cash flows.

We also will require funds to meet scheduled debt repayments.

As of September 30, 2003, we had in place unused revolving credit lines totaling €274.8 million. In addition, certain of our subsidiaries have unused available credit lines under local facilities.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next years, thus reducing the impact of interest rate changes on future interest expense.

During the third quarter 2003 the Group entered into Constant Maturity Swaps to participate on low interest rates in the future. The maximum interest rates are capped for these Constant Maturity Swaps. No premium has been paid for these Constant Maturity Swaps.

Foreign Exchange Risk Management

We also are exposed to foreign currency exchange risk related to foreign currency denominated assets and liabilities and debt service payments denominated in foreign currencies. We manage foreign currency exchange risk on a group-wide basis using exchange forward contracts. Our current policy with respect to limiting foreign currency exposure is to hedge foreign currency exposures.

For the majority of our operations, we have local production facilities which generate cash flows in local currencies. These cash flows generally match local expenditures and debt service of these operations, resulting in a 95% or greater “natural hedge” as of September 30, 2003.

The most significant foreign exchange rate risks exist in Latin America, Eastern Europe and China where we produce locally. A portion of our debt serviced by these facilities is denominated in EUROS and U.S. dollars. Accordingly, we depend on the stability of currencies in these countries in order to service these debts. The total EURO and U.S. dollar denominated debt in these countries is €21.9 million. The single largest debt is approximately US$8.4 million in Peru. An increase or decrease of 10% of the PEN (currency of Peru) against the U.S. dollar would result in a pretax impact of approximately €0.7 million on our annual results of operations. If all the currencies in these countries depreciate against the EURO and the U.S. dollar, a 10% change would impact our consolidated net results by approximately €2.2 million annually on a pretax basis.

Our functional currency is the EURO. The net assets outside the “EURO zone” are subject to currency fluctuations against the EURO. The most volatile currencies are those of Eastern Europe, China, and Latin America. Normally, we do not hedge the net assets of foreign subsidiaries. As explained above, cash flows generally match local expenditures and debt services of these operations as a result of a “natural hedge”. In the event the EURO significantly increases in value relative to other currencies, the accounting treatment would result in a charge against our equity without any effect on net income.

Derivative Financial Instruments

The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of September 30, 2003. The table presents the notional amounts and the weighted average contractual foreign exchange rates and interest rates. The terms of our cross currency exchange forward contracts generally do not exceed one year. At September 30, 2003, our interest rate swaps had remaining terms of approximately one and a half years.

	Contract notional Amount	Contractual rates	Fair value September 30, 2003
	(€ equivalent in thousands, except for contractual rates)

Interest Rate Swap Contracts
Euro	82,556	4.45500%	(1,868)
Euro	180,000	4.69500%	(3,999)
Euro	50,875	4.73000%	(1,289)
U.S. dollar	212,886	5.00000%	(6,906)
Euro	41,625	4.65250%	(1,028)
Interest Rate Forward Swap Contracts
Euro	170,000	4.84500%	(2,147)
Euro	32,625	4.21000%	(278)
U.S. dollar	192,489	5.18500%	(3,420)
Euro	30,000	2.99000%	(9)
Euro	80,000	3.95630%	57
Euro	70,000	4.10540%	87
Euro	110,000	4.31340%	(56)
Constant Maturity Interest Forward Swap Contracts
Euro	30,000	max. 4.3800%	37
Euro	20,000	max. 4.2000%	18
		Forward exchange rate
Foreign currency forward contracts:
Euro/U.S. dollar	3,300	1.0745	(250)

Commodity Price Risk

We are exposed to commodity price risks through our dependence on various raw materials, such as chemical and energy prices. We seek to minimize these risks through our sourcing policies, operating procedures and pass through clauses in our product pricing agreements. In addition and on a limited basis we entered into certain financial instruments to manage the remaining exposure to fluctuations in commodity prices.

Risk Identification and Analysis

The identification and analysis of risks relating to our operations is conducted through the application of an enterprise-wide risk management system, encompassing all of our activities worldwide. The goal of this risk management system is to foster a group-wide culture of risk management using a common set of objectives and standards in the measurement and treatment of risk. As with any risk management system, the results are based on individual assessments that may be subject to error. There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their potential impact.

We are exposed to market risk through our commercial and financial operations as described above. We have implemented a hedging policy to reduce some of these exposures, but we may still incur losses as a result of changes in currency exchange rates, interest rates and commodity risk. We do not purchase or sell derivative financial instruments for trading purposes.

Reconciliation to U.S. GAAP

Our results as reported under IFRS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

  allocation of purchase price to assets to be sold,

  amortization and changes of goodwill for periods after December 31, 2001 restructuring costs,

  provisions for pensions and similar obligations,

  asset retirement obligation.

The significant differences between IFRS and U.S. GAAP applicable to the financial statements presented herein are summarized below and further discussed elsewhere in this document.

Three Months Ended September 30, 2003 and Three Months Ended September 30, 2002

In the three months ended September 30, 2003 the net income as reported under IFRS was €21.5 million and a net income of €24.7 million as reconciled to U.S. GAAP. The main differences between net income reported under IFRS and net income reported under U.S. GAAP relate to the discontinuation of goodwill amortization under U.S. GAAP upon adoption of SFAS 142 and a reduction in goodwill relating to a reduction of tax liabilities which were recorded at the date of the acquisition under SFAS 109.

In the three months ended September 30, 2002 the net loss reported under IFRS was €25.8 million and €18.6 million as reconciled to U.S. GAAP. The difference between net loss reported under IFRS and net loss reported under U.S. GAAP was primarily due to amortization expense on goodwill.

Nine Months Ended September 30, 2003 and Nine Months Ended September 30, 2002

In the nine months ended September 30, 2003 the net income as reported under IFRS was €12.4 million and a net income of €29.4 million as reconciled to U.S. GAAP. The difference between net income reported under IFRS and net income reported under U.S. GAAP is primarily due to the discontinuation of goodwill amortization under U.S. GAAP upon adoption of SFAS 142, provisions for pension and similar obligations and the tax effect under U.S. GAAP associated with these adjustments and a change in goodwill relating to a reduction of tax liabilities which were recorded at the date of acquisition under SFAS 109.

In the nine months ended September 30, 2002 the net loss reported under IFRS was €58.0 million and €62.8 million as reconciled to U.S. GAAP. There were reconciling adjustments of €0.6 million in the first nine months ended September 30, 2002 between IFRS and U.S. GAAP relating to assets to be sold within one year of the date of acquisition transaction. The difference between net loss reported under IFRS and net loss reported under U.S. GAAP was primarily due to amortization expense and to impairment charges relating to goodwill as a result of the adoption of SFAS 142 shown as cumulative effect of change in accounting principle.

The implementation requirements of SFAS 142 allowed up to one year from the date of adoption to complete the initial impairment test and any resulting impairment write-down was effective as of the first day of the fiscal year in which the Standard was adopted. As a result, the U.S. GAAP information which is presented within the U.S. GAAP reconciliation note, required restatement to reflect the cumulative effect of a change in accounting principle as if the change had been initially recorded as of January 1, 2002.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in € thousands, unless otherwise stated)

	Note	Three months ended September 30, 2003	Three months ended September 30, 2002

Net sales		381,603	380,397
Cost of sales		(186,145)	(186,703)
Gross profit		195,458	193,694
Distribution and selling costs		(118,495)	(116,913)
Research and development costs		(981)	(2,753)
General and administrative costs		(28,920)	(28,117)
Other operating income		6,072	5,384
Other operating expense	6	(36,446)	(13,966)
Impairment of intangible assets, property, plant and equipment	4a	(3,112)	(1,251)
Restructuring and reorganization charges	4b	(832)	(3,036)
Operating profit		12,744	33,042
Equity method investment income (expense), net		(2,138)	1,744
Other investment expense, net		(1,324)	(420)
Interest expense, net	2	(29,186)	(32,530)
Changes in fair value of investments in subsidiaries available for sale	5	—	(242)
Other financial income (expense), net		254	(14,234)
Non-operating expense		(32,394)	(45,682)
Loss before income taxes and minority interests		(19,650)	(12,640)
Income tax benefit (expense)	6	43,332	(10,469)
Income (loss) before minority interests		23,682	(23,109)
Minority interests, net of income taxes		(2,217)	(2,670)
Net income (loss)		21,465	(25,779)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in € thousands, unless otherwise stated)

	Note	Nine months ended September 30, 2003	Nine months ended September 30, 2002

Net sales		1,121,975	1,143,850
Cost of sales		(544,827)	(567,127)
Gross profit		577,148	576,723
Distribution and selling costs		(353,139)	(355,436)
Research and development costs		(5,727)	(9,238)
General and administrative costs		(87,425)	(95,895)
Other operating income		19,923	20,821
Other operating expense	6	(58,667)	(35,463)
Impairment of intangible assets, property, plant and equipment	4a	(6,060)	(1,251)
Restructuring and reorganization charges	4b	(7,580)	(7,162)
Operating profit		78,473	93,099
Equity method investment income, net		1,189	1,530
Other investment income (expense), net		2,767	(1,114)
Interest expense, net	2	(91,839)	(108,776)
Changes in fair value of investments in subsidiaries available for sale	5	—	(748)
Other financial expense, net		(1,457)	(12,595)
Non-operating expense		(89,340)	(121,703)
Loss before income taxes and minority interests		(10,867)	(28,604)
Income tax benefit (expense)	6	29,561	(21,693)
Income (loss) before minority interests		18,694	(50,297)
Minority interests, net of income taxes		(6,282)	(7,733)
Net income (loss)		12,412	(58,030)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in € thousands, unless otherwise stated)

	Note	As of September 30, 2003	As of December 31, 2002

Assets
Intangible assets		709,773	790,878
Property, plant and equipment		1,391,831	1,516,310
Equity method investments		17,586	13,200
Other investments and long-term loans		25,468	36,861
Deferred tax assets		2,552	3,734
Other long-term receivables, net and other assets		12,394	21,966
Non-current assets		2,159,604	2,382,949
Inventories	7	68,546	72,585
Trade accounts receivable, net		260,629	279,099
Investments in subsidiaries available for sale	5	16,254	18,078
Other receivables and other assets		63,719	50,879
Cash and cash equivalents	8	108,198	135,218
Current assets		517,346	555,859
Total assets		2,676,950	2,938,808
Stockholders’ equity and liabilities
Issued capital and reserves		967,180	967,180
Accumulated deficit		(146,990)	(159,402)
Cumulative other comprehensive deficit		(123,866)	(72,291)
Stockholders’ equity		696,324	735,487
Minority interests		61,023	84,012
Provisions for pensions and similar obligations		170,078	169,287
Other provisions	6	28,159	68,529
Corporate debt, less current portion	2	1,195,670	1,327,120
Deferred tax liabilities		74,343	104,523
Other liabilities		24,596	23,723
Non-current liabilities		1,492,846	1,693,182
Other provisions		84,241	106,849
Corporate debt	2	70,638	48,298
Trade accounts payable		111,682	124,697
Miscellaneous liabilities		160,196	146,283
Current liabilities		426,757	426,127
Total stockholders’ equity and liabilities		2,676,950	2,938,808

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in € thousands, unless otherwise stated)

	Other comprehensive income
	Issued capital	Capital reserves	Accumulated deficit	Hedging reserve	Translation reserve	Cumulative other comprehensive income (deficit)	Total Stockholders’ equity

Balance as of December 31, 2001	90	967,090	(69,531)	(9,199)	14,939	5,740	903,389
Change in fair value of derivatives	—	—	—	(8,310)	—	(8,310)	(8,310)
Net loss	—	—	(58,030)	—	—	—	(58,030)
Cumulative translation adjustment	—	—	—	—	(47,643)	(47,643)	(47,643)
Total other comprehensive loss							(113,983)
Balance as of September 30, 2002	90	967,090	(127,561)	(17,509)	(32,704)	(50,213)	789,406
Balance as of December 31, 2002	90	967,090	(159,402)	(16,943)	(55,348)	(72,291)	735,487
Change in fair value of derivatives	—	—	—	3,296	—	3,296	3,296
Net income	—	—	12,412	—	—	—	12,412
Cumulative translation adjustment	—	—	—	—	(54,871)	(54,871)	(54,871)
Total other comprehensive loss							(39,163)
Balance as of September 30, 2003	90	967,090	(146,990)	(13,647)	(110,219)	(123,866)	696,324

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in € thousands, unless otherwise stated)

	Nine months ended September 30, 2003	Nine months ended September 30, 2002

Loss before income taxes and minority interests	(10,867)	(28,604)
Income taxes paid	(48,523)	(28,001)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	180,911	195,305
Changes in fair value of investments in subsidiaries available for sale	—	748
Write-down of investments	1,636	2,242
Losses on disposals of property, plant and equipment, investments and goodwill	18,893	445
Unsettled exchange gains	—	2,411
Non-cash changes in equity method investments	(491)	735
Interest expense, net	91,839	108,776
Other financial expense, net	1,457	12,595
Changes in inventories	(647)	(3,689)
Changes in receivables and other assets	15,461	28,344
Changes in provisions	2,533	(17,720)
Changes in accounts payable and other liabilities	14,838	1,145
Cash flow from operating activities	267,040	274,732
Purchases of property plant and equipment and intangible assets	(79,715)	(76,236)
Acquisitions, purchases of investments and loans to related parties, less cash acquired	(27,367)	(2,741)
Investments in subsidiaries available for sale for extinguishment of debt	—	(5,976)
Proceeds from the sales of property plant and equipment and intangible assets	8,386	16,192
Proceeds from the sales of investments	23,253	34,467
Interest received	6,190	8,564
Cash flow used in investing activities	(69,253)	(25,730)
Net repayments of non-current corporate debt	(100,189)	(147,808)
Net repayments of current corporate debt	(6,402)	(7,016)
Dividends paid to minorities	(3,135)	(7,442)
Purchases of minority interest	(9,527)	—
Interest paid	(93,058)	(95,466)
Other financial expenses, net	(1,457)	(12,595)
Cash flow used in financing activities	(213,768)	(270,327)
Cash flow from (used in) operating, investing and financing activities	(15,981)	(21,325)
Effect of exchange rate changes on cash and cash equivalents	(7,266)	(7,529)
Changes in cash and cash equivalents	(23,247)	(28,854)
Net effect of changes in consolidation perimeter on cash and cash equivalents	(3,773)	—
Cash and cash equivalents
at beginning of reporting period	135,218	188,018
at end of reporting period	108,198	159,164

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in € thousands, unless otherwise stated)

1. Background and basis of presentation

Messer Griesheim Holding AG ("the Company") is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare & high-purity gases), gas application processes and customer-site gas production systems. The Company's primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries. The sole owner of the shares of Messer Griesheim Holding AG is Messer Griesheim Group GmbH & Co. KGaA.

The Company is a holding company, whose consolidated financial statements include the accounts of Messer Griesheim GmbH (“Messer Griesheim”) and all companies which it controls (collectively, “the Messer Group”, “Messer” or “the Group”).

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board.

The unaudited interim condensed consolidated financial statements include, in the opinion of management, all adjustments of a normal, recurring nature necessary to present fairly the financial position, results of operations, changes in stockholders’ equity and cash flows for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited interim condensed consolidated financial statements have been prepared using accounting principles consistent with those we apply in the preparation of our annual financial statements and should, therefore, be read in conjunction with the December 31, 2002 consolidated financial statements and notes thereto. The results of operations for the interim 2003 period presented are not necessarily indicative of the operating results to be expected for the full year.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of January 1, 2003 the Company consolidated its operations in Peru, formally reflected in the balance sheet under the caption “Investments in Subsidiaries Available for Sale”. From January 1, 2003 the Peruvian operations are reflected in the segment “Others” of the selected segment data.

Since January 2003 the Group no longer controls its subsidiaries in Central America, but has retained significant influence. As of January 1, 2003 the Group has excluded the assets, liabilities, income and expenses relating to the companies in Central America and commenced accounting for these investments under the equity method.

For changes in the consolidation perimeters as described above, prior periods including segment information, have not been restated due to the immateriality.

During the second quarter 2003 the Group obtained control over its subsidiary Constar LLC in Georgia/USA, formally accounted for under the equity method. As of April 1, 2003 the Group has included the assets, liabilities, income and expenses relating to its subsidiary Constar LLC in its unaudited interim condensed consolidated financial statements.

Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim had agreed to purchase ACIC's interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures was €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement required that the purchase closes no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim had agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. As of June 30, 2003, such debt amounted to approximately €9.8 million. Payment of the purchase price was guaranteed by Messer Griesheim Group, the Company's parent. The settlement agreement reached with Hoechst on July 25, 2003 also obligated Messer to purchase the ACIC joint ventures. Effective July 25, 2003 the Group has included the operations of the ACIC joint ventures in the consolidated financial statements and reflected them in the segment “Others” of the selected segment data.

On September 30, 2003, Messer acquired the remaining 49.5% minority interests in Sauerstoffwerk Lenzburg AG, Switzerland. The difference between the purchase price and the fair value of the acquired net assets was shown as an addition to goodwill.

2. Financing transactions

Refinancing transactions

Pursuant to the debt covenants, a substantial portion of Messer Griesheim's existing debt became due and payable upon the change in control, which occurred on April 30, 2001. As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of €400 million.

The amounts borrowed under the “senior facilities agreement” (€1,160 million) and under the mezzanine bridge facility (€400 million) were used to repay Messer Griesheim's existing debt obligations of €1,303 million at the date of change in ownership.

The senior facilities agreement contains certain covenants that require Messer Griesheim, among other things, to maintain certain specified financial ratios, to observe capital expenditure limits, and to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with the divestment of assets will result in the reduction of the aggregate indebtedness of Messer Griesheim and its consolidated subsidiaries.

Senior Notes

On May 16, 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. At any time prior to June 1, 2006, the Company may redeem all but not part of the senior notes at a redemption price equal to 100% of the principal amount thereof, plus a redemption premium and unpaid interest, and special interest, if any, to the redemption date. At any time on or after June 1, 2006, the Company may redeem all or part of the senior notes at specific redemption prices, expressed as percentages of the principal amount, accrued and unpaid interest, special interest, if any, and additional amounts, if any, to the applicable redemption date on a sliding scale. In addition, prior to June 1, 2004, the Company may redeem up to 35% of the senior notes with the proceeds of one or more public equity offerings at a redemption price equal to 110.375% of the principal amount of the senior notes redeemed.

The aggregate facilities, outstanding amounts borrowed as of September 30, 2003 and the maturity profile is given below:

Description	Interest rate	Available amount (in € millions)	Amounts outstanding (in € millions)	Maturity date(6)

€300 Million Senior Term A facility(4) (5)	4.458%(2)	213.5	213.5	April 20, 2008
€170 Million Senior Term B facility(4)	4.854%(2)	167.6	167.6	April 30, 2009
$124 Million Senior Term B facility(4)	3.896%(2)	105.1(1)	105.1	April 30, 2009
€115 Million Senior Term C facility(4)	5.354%(2)	12.4	12.4	April 30, 2010
$162 Million Senior Term C facility(4)	4.396%(2)	107.8(1)	107.8	April 30, 2010
€230.4 Million Senior Revolving facility I	3.120%(2)	230.4	6.0(1)	March 31, 2008
€50 Million Senior Revolving facility II	—	20.8(1) (3)	—	March 31, 2008
€10 Million Ancillary Facility	—	10.0	—	April 13, 2004
€11 Million Ancillary Facility	—	11.0	—	June 30, 2005
€8.6 Million Ancillary Facility	—	8.6	—	March 31, 2008
Senior notes(7)	10.375%	550.0	493.7	June 1, 2011
Other existing debt (5)	5.42%	214.5	214.5
			1,320.6
Unamortized debt issuance costs			(54.3)
Total		1,651.7	1,266.3

(1) U.S. Dollar (US$) amounts under the facility have been converted into EURO at the rate of €1 = US$ 1.1689 the exchange rate at September 30, 2003.

(2) Variable interest rates as of September 30, 2003.

(3) €22.0 and US$8.4 million drawn as guarantee.

(4) The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5) Interest rate is a weighted rate.

(6) The Company is required to use 50% of the excess cash flow, as defined under the senior facilities agreement; in any given year to repay the outstanding loans.

(7) During September 2002 until October 8, 2002, Messer Griesheim made open market purchases in aggregate principal amount of €56.3 million senior notes at an average price of 102.9%. The purchased senior notes have been deducted from the outstanding amount of €550 million.

Interest expense and interest swap agreements

Interest expense for the three months ended September 30, 2003 and 2002 was €31.9 million and €35.1 million, respectively. Interest expense for the three months ended September 30, 2003 and 2002, included amortization of capitalized debt issuance costs of €2.2 million and €4.0 million, respectively.

Interest expense for the nine months ended September 30, 2003 and 2002 was €98.0 million and €117.6 million, respectively. Interest expense for the nine months ended September 30, 2003 and 2002, included amortization of capitalized debt issuance costs of €9.3 million and €14.4 million, respectively.

The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately €567.9 million and €638.7 million of the Group’s outstanding indebtedness was designated as hedged by interest rate swap agreements as of September 30, 2003 and December 31, 2002, respectively. Due to the original refinancing agreements, the Group agreed to enter into loan agreements with fixed interest rates, interest swap agreements, caps or other instruments so as to ensure that interest payments on at least 75.0% of the Group’s total debt is hedged. Pursuant to a February 2003 amendment to our senior facilities agreement, this hedging requirement was reduced to a level of 50%. As of September 30, 2003, the senior facilities agreement does not require a hedge of the interest payments given the Groups’ relevant financial ratio is below the level agreed to in the financing agreements. Had the Company not entered into interest rate swap agreements, the interest expense would have been reduced by €11.4 in the nine months ended September 30, 2003 and €10.1 in the nine months ended September 30, 2002.

Pledges

In connection with the refinancing program, the Company has given several pledges to the lenders of the senior facilities. Substantially all of the assets of the Group are pledged as collateral.

In addition, the lenders of the senior facilities have obtained irrevocable and unconditional guarantees from certain subsidiaries of the Company. These guarantees will remain outstanding until the repayment of the senior facilities.

Additionally, in connection with the refinancing program, Messer Griesheim Holding AG has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Griesheim Holding AG has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell the Company's shares of Messer Griesheim, the Company will release its claims against Messer Griesheim for payment of the intercompany loan of €550 million. If the Company is ever required to release its claims for repayment of the intercompany loan, its only source of repayment for the notes will be net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the intercompany loan is effectively subordinated to all existing and future debt of Messer Griesheim's subsidiaries.

3. Segment information

The accounting policies utilized for the reporting of interim segment information are the same as those described in the Group's annual consolidated financial statements.

a.) The following tables present selected segment data for the three months ended September 30, 2003 and 2002.

Profit and loss segment disclosures

Three months ended September 30, 2003 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	183,989	67,126	66,733	77,206	13,694	83	408,831
Inter-segment sales	17,138	2,863	5,547	1,081	599	—	27,228
Net sales	166,851	64,263	61,186	76,125	13,095	83	381,603
Operating profit (loss)	26,608	3,369	9,728	5,298	826	(33,085)	12,744
Depreciation and amortization of intangibles and property, plant and equipment	23,095	10,406	8,151	15,326	3,147	1,720	61,845
Thereof impairment losses	2,198	—	—	—	914	—	3,112
Interest income	12	40	864	—	15	1,854	2,785
Interest expense	(1,568)	(303)	(425)	(4,496)	(411)	(24,768)	(31,971)
Equity method investments income (expense), net	2,256	—	239	(2,257)	(2,456)	80	(2,138)
Income tax benefit (expense)	(11,914)	(1,249)	(1,700)	(1,019)	10	59,204	43,332

Three months ended September 30, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	185,664	69,026	60,552	79,612	13,921	1,122	409,897
Inter-segment sales	16,836	5,376	6,277	(376)	120	1,267	29,500
Net sales	168,828	63,650	54,275	79,988	13,801	(145)	380,397
Operating profit (loss)	30,836	(219)	9,663	2,054	2,096	(11,388)	33,042
Depreciation, amortization of intangibles and property, plant and equipment	20,961	12,609	8,629	17,367	1,982	1,843	63,391
Thereof impairment losses	—	1,251	—	—	—	—	1,251
Interest income	—	92	846	151	245	1,282	2,616
Interest (expense)	(709)	(170)	(171)	(6,348)	(440)	(27,308)	(35,146)
Equity method investments income (expense), net	2,349	—	—	(690)	—	85	1,744
Income tax benefit (expense)	(18,971)	197	(2,061)	(550)	(370)	11,286	(10,469)

b.) The following tables present selected segment data for the nine months ended September 30, 2003 and 2002.

Profit and loss segment disclosures

Nine months ended September 30, 2003 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	543,511	200,973	195,036	231,772	31,645	1,625	1,204,562
Inter-segment sales	55,523	8,520	16,122	1,823	599	—	82,587
Net sales	487,988	192,453	178,914	229,949	31,046	1,625	1,121,975
Operating profit (loss)	84,822	1,619	27,103	14,085	2,780	(51,936)	78,473
Depreciation, amortization of intangibles and property, plant and equipment	65,405	31,487	25,055	48,333	5,474	5,157	180,911
Thereof impairment losses	2,198	—	—	2,948	914	—	6,060
Interest income	265	260	2,088	120	34	3,423	6,190
Interest (expense)	(4,496)	(910)	(853)	(13,981)	(747)	(77,042)	(98,029)
Equity method investments income (expense), net	2,256	—	592	—	(1,739)	80	1,189
Income tax benefit (expense)	(37,034)	(1,681)	(5,646)	(3,478)	(168)	77,568	29,561
Nine months ended September 30, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	526,009	211,142	178,195	260,992	42,249	6,724	1,225,311
Inter-segment sales	43,730	16,190	15,844	158	383	5,156	81,461
Net sales	482,279	194,952	162,351	260,834	41,866	1,568	1,143,850
Operating profit (loss)	81,611	4,652	24,026	12,995	6,725	(36,910)	93,099
Depreciation, amortization of intangibles and property, plant and equipment	64,489	36,611	26,519	56,191	6,344	5,151	195,305
Thereof impairment losses	—	1,251	—	—	—	—	1,251
Interest income	—	216	2,779	813	666	4,367	8,841
Interest (expense)	(1,304)	(774)	(1,607)	(17,050)	(1,486)	(95,396)	(117,617)
Equity method investments income (expense), net	2,814	—	—	(1,369)	—	85	1,530
Income tax benefit (expense)	(39,046)	(1,415)	(4,825)	(2,616)	(1,076)	27,285	(21,693)

Balance sheet and cash flow segment disclosures

September 30, 2003

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Operating assets	926,029	404,029	395,098	544,667	80,931	130,829	2,481,583
Operating liabilities	169,618	68,143	35,706	43,003	13,122	174,979	504,571
Capital expenditures and acquisitions	18,417	20,430	16,698	26,093	8,315	215	90,168
Equity method investments	256	—	3,313	—	14,017	—	17,586

December 31, 2002

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Operating assets	940,599	426,836	407,728	617,571	103,405	209,182	2,705,321
Operating liabilities	157,574	62,272	39,976	45,755	11,115	196,153	512,845
Capital expenditures	35,864	23,794	29,028	37,531	8,827	857	135,901
Equity method investments	256	—	2,732	—	10,212	—	13,200

The column reconciliation/corporate primarily includes income and expenses as well as assets and liabilities related to corporate items that are included separately within the Group, which are not allocated to the segments.

The column others includes Latin America and Asia.

Segment operating assets are defined as total assets excluding investments, deposits, certain receivables and deferred tax assets. Segment operating liabilities are defined as total liabilities excluding deferred tax liabilities, certain provisions, derivative financial instruments, minority interests, corporate debt and taxes payable.

4. Impairment, restructuring and reorganization charges

a) Impairment charges

During the second quarter 2003 Messer Griesheim Industries Inc. (“MGI”), a wholly owned subsidiary of the Group, has consolidated its former equity investment and has recorded an impairment of €2.9 million. Additionally, during the third quarter 2003 the Group has recorded an impairment loss for production equipment in China (€0.9 million) and for the closure of a filling site and cylinder write offs in Germany (€2.2 million).

b) Restructuring and reorganization charges

The Group recorded total restructuring and reorganization charges of €832 and €3,036 during the three months ended September 30, 2003 and the three months ended September 30, 2002, respectively. For the nine months ended September 30, 2003 and 2002 the Group recorded an expense of €7,580 and €7,162, respectively.

Restructuring and reorganization charges during the nine months ended September 30, 2003 mainly relate to severance costs for the operations in the U.K. and to our Divestiture program. Severance costs in the UK (Western Europe Segment) amounted to €3.8 million in the nine months ended 2003 and €0.7 million in the nine months ended September 30, 2002, respectively, and relate to one-time termination benefits provided to employees that were involuntary terminated as a result of the reorganization of the UK distribution (UK distribution outsourcing).

For 2002, restructuring and reorganization charges mainly consist of charges relating to the group’s corporate function.

5. Divestiture program

a) Investments in subsidiaries available for sale

The subsidiaries and net assets included in the divestiture program were accounted for in the following manner:

Subsidiaries expected to be sold within twelve months from the date of the change in ownership (i.e., by no later than April 30, 2002) were not consolidated, as control was intended to be temporary. The Group’s interests in such subsidiaries were classified as financial instruments and were reflected in the Group’s balance sheet at their estimated fair value in current assets, under the caption “Investments in subsidiaries available for sale”. Current period changes in the estimated fair value of such subsidiaries resulting from operating results were reflected in the consolidated statements of operations under the caption “Changes in fair value of investments in subsidiaries available for sale”.

In January 2003, the Group completed the sale of its activities in Indonesia to PT Tira Austenite Tbk. In connection with this divestiture, claims for damages of lost opportunities and potential earnings were settled. The impact of this transaction on the unaudited condensed consolidated financial statements was not significant. As a result, with the exception of the subsidiary in Peru which is now consolidated, all companies reflected in the balance sheet under the caption “Investments in subsidiaries available for sale” were sold by the end of March 2003. As of January 1, 2003 the Company consolidated its operations in Peru.

b) Change in fair value of investments in subsidiaries available for sale

During the three months ended September 30, 2003 and 2002, changes in the estimated fair value of investments in subsidiaries available for sale amounted to a loss of €0 and €242, respectively. For the nine months ended September 30, 2003 and 2002 changes in the estimated fair value of investments in subsidiaries available for sale amounted to a loss of €0 and €748, respectively. The results have been reflected as “Changes in fair value of investment in subsidiaries available for sale” in the unaudited interim condensed consolidated statement of operations.

c) Other subsidiaries included in the divestiture program

The Group continues to consolidate in its financial statements the subsidiaries included in the divestiture program which were expected at the time of the change in ownership to be sold subsequent to April 30, 2002 (see Note 14 “Reconciliation to U.S. GAAP” for a discussion of SFAS 144). These operations are reflected in the “Others” segment in the Group’s financial statements.

During May 2003, the Company completed the sale of its activities in Malaysia to LLB Courts Sdn.Bhd. (Lion Group). The impact of this transaction results in a minor gain.

During the third quarter 2003 the company decided to sell its investments in Central America and has reclassified these investments amounting to €16,254 from non current-assets to investments in subsidiaries available for sale.

As of September 30, 2003 and December 31, 2002 the Group has determined the fair value of the investments in subsidiaries available for sale to be €16,254 and €18,078, respectively.

6. Income taxes

For 2003 and 2002 the combined federal corporation income tax rate is 27.96% and 26.38%, respectively. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 41% and 40% for 2003 and 2002, respectively.

In September 2003 the Group released a portion of its tax liability due to a German supreme court decision and a change in the Group’s tax strategy. Under IAS 22 the reduction of a tax liability recorded at the date of acquisition is recorded as a tax benefit. In addition, the acquirer shall adjust the gross carrying amount of goodwill and the related accumulated amortization to the amount that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the acquisition. The release of the tax liability resulted in the recognition of a tax benefit of approximately €48.6 million (€30.6 million of which was recorded during the May 1, 2001 acquisition) and a corresponding expense due to a goodwill reduction of €26.9 million (see Note 14 “Reconciliation to U.S. GAAP”).

For the three months ended September 30, 2003 and 2002, the Group recorded income tax benefit (expense) of €43,332 and €(10,469), compared with an expected benefit based on the combined federal corporation income tax rate of €5,494 and €3,334, respectively. The difference is mainly due to trade tax, nondeductible goodwill amortization, other nondeductible expenses for tax purposes, tax benefits from a release of tax liability and expenses relating to a goodwill disposal.

For the nine months ended September 30, 2003 and 2002, the Group recorded income tax benefit (expense) of €29,561 and €(21,693), compared with an expected benefit based on the combined federal corporation income tax rate of €3,038 and €11,442, respectively. The difference is mainly due to trade tax, nondeductible goodwill amortization, other nondeductible expenses for tax purposes, tax benefits from a release of tax liability and expenses relating to a goodwill disposal.

7. Inventories

Inventories consist of the following:

	September 30, 2003	December 31, 2002

Raw materials and supplies	22,669	21,721
Work in progress	9,023	12,794
Finished goods and merchandise	36,854	38,070
Total	68,546	72,585

8. Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalents include unrestricted cash balances at subsidiaries in foreign jurisdictions where those amounts cannot easily be transferred. These unrestricted cash balances amounted to approximately €67.5 million and €62.2 million, as of September 30, 2003 and December 31, 2002, respectively.

The Company provided cash collateral for bank guarantees relating to the operating business and for long-term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non-current “other assets”. As of September 30, 2003, and December 31, 2002, the cash collateral balances were approximately €0.8 million and €6.3 million, respectively.

9. Commitments and contingencies

Financial guarantees

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
	(in € millions)		(in € millions)

Guarantees for third party liabilities	34.6	66.4	3.8	3.8
Guarantees related to sale of investments	128.3	125.0	16.7	17.2

Guarantees for third party liabilities principally represent guarantees of indebtedness of deconsolidated and at equity consolidated subsidiaries and third parties. The term under these arrangements generally cover the range of the related indebtedness of the deconsolidated and at equity consolidated subsidiaries and third parties. Messer Griesheim also provides guarantees to third parties of certain recorded obligations of its consolidated subsidiaries. As of September 30, 2003 and December 31, 2002, these guarantees amounted to €38.1 million and €25.8 million, respectively. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated and at equity consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore, are not reflected in the above table.

The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites, for which the Group may have remediation responsibility, including the apportionment and collection of remediation costs when other parties are involved.

In connection with its divestiture program, Messer Griesheim has provided to the purchasers normal and common guarantees for representations and warranties. These guarantees have expiration dates ranging from twelve to sixty months.

When circumstances indicate that payment is probable and estimable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

Other financial obligations

Substantially all of the assets of the Group are pledged as security for the Group's senior facilities at September 30, 2003 and December 31, 2002.

Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €14.0 million and €11.8 million at September 30, 2003 and December 31, 2002, respectively. Commitments under long-term purchase agreements amounted to €46.6 million and €55.6 million at September 30, 2003 and December 31, 2002, respectively. Commitments for capital to be funded to equity and cost method investees totaled €4.8 million and €4.7 million at September 30, 2003 and December 31, 2002 respectively.

Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim had agreed to purchase ACIC's interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures was €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement required that the purchase closes no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim had agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. As of June 30, 2003, such debt amounted to approximately €9.8 million and as of December 31, 2002 such debt amounted to approximately €12.1 million, respectively. Payment of the purchase price was guaranteed by Messer Griesheim Group, the Company's parent. Effective July 25, 2003, the Group has purchased the ACIC joint ventures in connection with a settlement agreement with Hoechst.

The Group also enters into operating leases for equipment.

Litigation

Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

Management is of the opinion that the risks connected with the pending or threatened litigations described below are adequately provided for or that based on the advice of its counsel, management is of the opinion that the allegations have no merit.

Various law suits are pending or threatened by Goyal MG and/or its major shareholders. Messer has received a notice from Goyal MG alleging that Messer has breached a confidentiality clause contained in a shareholders' agreement among Messer, Goyal MG and certain other shareholders. The notice requests payment of Rupees 5.0 billion (approximately €93.5 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG.

During 2001, Goyal MG defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the US$4.7 million (approximately €4.0 million) loan in full. The Group is currently seeking reimbursement from Goyal MG for this amount.

In 1999, the Company's Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary's alleged breach of the agreement, indicated as possible amount of damages Reals 593 million (approximately €174.3 million). According to independent expert, appointed by the court, the technology suggested by Plaintiff was to a large extent not viable so that there were no bases to expect that Plaintiff could have exploited that technology. The Plaintiff has challenged that expert opinion. In addition, in August 2001 a former employee filed a lawsuit against the Group's Brazilian subsidiary for an amount of €4.3 million. In connection with the disposal of this Brazilian subsidiary, management agreed to indemnify the buyer for any loss relating to these claims.

In August 1999, Messer Griesheim GmbH discovered that one of its executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney's Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to wire fraud in connection with a scheme to defraud Messer Griesheim Industries of US$ 550,000 and was sentenced to a prison term of 15 months. In April 2002, the Assistant U.S. Attorney handling the matter notified attorneys for the Company that the investigation was being dropped by their office and referred to the U.S. Customs Agency for possible civil enforcement action. As the Customs Agency informed the Company that the documents were no longer needed and the Company received all documents in the meantime, the Company concludes that this matter is closed.

Messer Griesheim has received a notice from NLP, a South American agent/service provider for Merger & Acquisitions, alleging that Messer Griesheim has yet not paid a fee for the procurement of potential investors for two subsidiaries of Messer Griesheim.

In January 2003, Messer Griesheim received a claim for alleged breach of contract concerning the sale of Messer Medical GmbH, claiming approximately €4.1 million.

In the last few years, litigation has been filed in various states of the United States against manufacturers and suppliers of welding rods. Plaintiffs in these product liability lawsuits allege that manganese fumes originating from welding rods are a cause of Parkinson’s disease or Parkinson’s-like neurological symptoms in welders. In the United States, only a former subsidiary (which was sold to a third party) of MGI historically produced such welding rods with a marginal position of 1% in that market.

MGI and some of its subsidiaries are and have been resellers of such rods manufactured by unrelated companies. In August 2003, MGI was named as one of more than thirty defendants in a law suit filed in Utah by a former welder and fabricator as well as his wife. This complaint does not contain a specific description of how MGI’s actions allegedly contributed to the plaintiff’s illness. Additionally, MGI’s wholly owned subsidiary, Messer GT&S, LP is one of several dozen defendants in a law suit filed in West Virginia in August 2003 and a subsidiary of Constar LLC (a 50% owned subsidiary of MGI) is one of over forty defendants in law suits filed in Georgia in July 2003.

While there can be no assurance as to the ultimate outcome of these matters due to the uncertainties involved in matters of litigation, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

10. Derivative financial instruments

IAS 39 and FASB 133 “Accounting for Derivative Instruments and Hedging Activities” require companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for approximately the next one and a half years, thus reducing the impact of interest rate changes on future interest expense. Approximately 43% (€567.9 million) of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of September 30, 2003. The fair values of the interest rate swaps designated for cash flow hedges were €(20.8) million as of September 30, 2003 and €(28.3) million as of December 31, 2002.

Interest expense for the nine months ended September 30, 2003 includes net losses resulting from hedging activities of €1.2 million and €2.0 million for the nine months ended September 30, 2002. For the three months ended September 30, 2003 and 2002 the losses amounted to €0 and €0 million, respectively. There was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swaps (e.g. basis, re-pricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating rate loans are reported in equity. The amount recorded in the other comprehensive income (expense) related to the cash flow hedges was €3,296 (net of deferred tax effect of €(4,162)) and €(8.310) (net of deferred tax effect of €5.200) for the nine months ended September 30, 2003 and the nine months ended September 30, 2002 respectively. As the hedge is deemed completely effective and held to the full term, the swap market value changes are recorded as adjustments to the swap asset or liability and an increase or decrease in equity.

A part of the foreign exchange forwards, interest rate caps and constant maturity swaps provide effective economic hedges under the Group's risk management policies, but do not qualify for hedge accounting under the specific rules in IAS 39. The fair values of these foreign exchange forwards, interest rate caps and the constant maturity swaps were €(250), €0 and €55 as of September 30, 2003, €8, €3 and €0 as of December 31, 2002. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the statement of operations. The Group recorded a gain (loss) from changes in the fair value of €(206) and €161 for the nine months ended September 30, 2003 and September 30, 2002, respectively. For the three months ended September 30, 2003 and 2002 gains (losses) from changes in the fair value amounted to €(31) and €231, respectively.

11. Related parties

Allianz (ACP)

ACP, directly or indirectly, owns or controls 33.08% of Messer Griesheim Group GmbH & Co. KGaA.

ACP is a 20% shareholder in Mahler Italfilo Holding GmbH, which is currently in liquidation. During April 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior to the consummation of the acquisition transactions.

ACP provided certain financial advisory services to the Company and Messer Griesheim, for which it has been paid in aggregate approximately €3.0 million in advisory fees by Messer Griesheim during the eight months ended December 31, 2001. No transactions between the Group and ACP took place since January 1, 2002.

Goldman Sachs (GS Funds)

Six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. hold 33.08% of Messer Griesheim Group GmbH & Co. KGaA. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and have received no related advisory fees for these services.

Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also is a lender under the senior facilities program of Messer Griesheim, the proceeds of which were used to repay the mezzanine facility. Goldman Sachs International received €20.4 million in financing/syndication fees in connection with these transactions for the eight months ended December 31, 2001 and €0 million for the nine months ended September 30, 2003 and 2002.

Goldman Sachs International and its affiliates were the underwriters of the original senior notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities, Goldman Sachs International and its affiliates were paid approximately €14.4 million during the eight months ended December 31, 2001 and €0 million for the nine months ended September 30, 2003 and 2002.

Goldman Sachs was our agent in repurchasing the senior notes during the twelve months ended December 31, 2002 and received fees for this service of €0.6 million. €0 and €0.2 million were paid during the nine months and the three months ended September 30, 2003 and 2002, respectively.

The Group enters into derivative contracts to hedge their exposure to changes in interest rates and foreign currency. Affiliates of the Goldman Sachs Group act as a counter party to certain interest rate swap contracts and forward exchange contracts which have a notional amount of €443.8 million and €0 million at September 30, 2003 and €511.2 million and €0.9 million at December 31, 2002. On June 24, 2002 the Group entered into €362.5 million notional forward interest rate swaps with the same counterparty, which will partly replace the existing swaps when they expire in 2004. In addition, in June 2003 the Group entered into €120.0 million notional forward interest rate swaps with the same counterparty.

Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group's divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €2.1 million and €5.6 million for the nine months September 30, 2003 and 2002, respectively. €0 and €2.8 million were paid for the three months ended September 30, 2003 and 2002, respectively.

An affiliate of Goldman Sachs Group, Inc. is a 20% shareholder in Mahler Italfilo Holding GmbH. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH (MIG)

Prior to the acquisition transactions in April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transactions MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG owns through its 100% affiliate Bandinelli GmbH 22% of Mahler Italfilo Holding GmbH (currently in liquidation), which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001.

On April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was US$7.0 million, of which US$1.2 million was paid in cash and the remainder by an unsecured note in the principal amount of US$5.8 (€5.0) million, which matures in 2006 and accrues interest at the rate of 5.5% per year. During 2003 an amount of €1.1 million of the original note was repaid

Loans to related parties

As of December 31, 2002, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately €5.1 million. During the year 2003, the investment was sold.

Messer Griesheim Group GmbH&Co. KGaA

In October 2002 Messer Griesheim has received a loan from its shareholder Messer Griesheim Group GmbH & Co. KGaA amounting to €33.0 million. During January 1, 2003 to September 30, 2003 the interest expense amounted to €1.3 million. The loan bears a fixed interest rate of 5.0% per annum and has a maturity of five years. The interest is payable on the loan at such time as the principal amount is due and payable. The principal amount is due on the earlier of the maturity of the loan or the date following three months after Messer Griesheim Group GmbH & Co. KGaA declares the termination of the loan. In July 2003 the loan contract was terminated by both parties and Messer Griesheim has repaid the loan in total.

On July 25, 2003, Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst. With the exception of the purchase of the ACIC joint ventures the settlement agreement has no impact on the unaudited interim condensed consolidated financial statements.

Shareholders' Agreement

MIG, ACP and the GS Funds have entered into a shareholders' agreement. The shareholders' agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. The shareholders’ agreement generally allocates rights and obligations concerning matters between MIG, on the one hand, and ACP and the GS Funds, on the other hand, considered collectively, as the financial sponsors. The shareholders' agreement provides that all important decisions regarding Messer Griesheim's management, in particular decisions on divestitures and capital expenditures, are to be taken by Messer Griesheim Group GmbH & Co. KGaA and in certain cases requires 75% of shareholder approval. This includes divestitures in Europe, with the exception of the United Kingdom. With respect to a sale of Messer Griesheim, a 75% approval will be required until September 30, 2004; thereafter only a majority approval is required. The shareholders' agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control.

Additionally, the shareholders’ agreement grants MIG a call option between April and September 2004 for all shares held by the financial sponsors, subject to certain significant conditions and requirements. After September 2004, a shareholder may freely transfer its shares if they have first been offered to the other shareholder. With respect to this call option, the shareholders have agreed that if MIG does not exercise the call option by April 1, 2004 or if, before that date, it becomes clear that MIG will not be in a position to exercise the call option, ACP and the GS Funds will have the right to initiate a sale of Messer Griesheim Group GmbH & Co. KGaA before September 2004.

Due to certain antitrust considerations relating to ACP's equity interest in a competitor of Messer Griesheim, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders' committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which as of September 30, 2003 constitute 66.16% of all votes in the shareholders' committee. The agreement also limits ACP and the GS Funds’ ability to sell their shares in Messer Griesheim Group GmbH & Co. KGaA independently of each other.

12. Stock purchase and option plan

During November 2001, the shareholders of Messer Griesheim Group GmbH & Co. KGaA approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH & Co. KGaA (original option). The shareholders of Messer Griesheim Group GmbH & Co. KGaA have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares have been priced at €74.25, the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group GmbH & Co. KGaA at the same price of €74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event.

All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. 5,727 original options granted were forfeited during the nine months ended September 30, 2003. None of these options were exercised or expired during the third quarter 2003. As of September 30, 2003, 440,856 conditionally exercisable options were outstanding.

During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders’ committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA, Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group has issued to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of €1 each, convertible into one or more shares of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights become exercisable only upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders’ committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. Subsequent to March 31, 2002, six participants had purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of September 30, 2003

The Company’s stock purchase and option plans for management and the Board are accounted for as provided by APB Opinion No. 25. No compensation cost has been recognized in connection with the granting of original options and convertible bonds for the nine months ended September 30, 2003, or the nine months ended September 30, 2002, respectively, as the purchase price the participants were required to pay was equivalent to the fair value of the shares of the Company with like features on the date of grant. With respect to the contingently exercisable options and convertible bonds, compensation cost will be measured and recognized immediately upon the occurrence of the contingent exit event.

As an alternative to accounting for stock based compensation under APB No. 25, SFAS No. 123, “Accounting for Stock Based Compensation”, as amended by SFAS’ 148 “Accounting for Stock Based compensation – Transition and Disclosures” establishes a fair value method of accounting for stock purchase and option plan or similar equity instruments. Had compensation cost for these plans been determined in accordance with SFAS No. 123 as amended by SFAS 148, the Company’s net earnings would not have been affected. Therefore, a pro forma table is not presented.

13. Subsequent events

There are no material events subsequent to September 30, 2003.

14. Reconciliation to U.S. GAAP

The Group's unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The differences that have a significant impact on net income (loss) and stockholders' equity of the Group are set out below:

Reconciliation of net income (loss) to U.S. GAAP for the three months ended September 30, 2003, and the three months ended September 30, 2002, respectively:

	Note	Three months ended September 30, 2003	Three months ended September 30, 2002

Net gain (loss) as reported in the consolidated statements of operations under IFRS		21,465	(25,779)
U.S. GAAP adjustments:
Amortization expense	a	6,813	6,875
Change in goodwill	a	(3,699)	—
Restructuring costs	c	(261)	—
Provisions for pensions and similar obligations	f	452	456
Tax effect of U.S. GAAP adjustments	i	(77)	(182)
Net income (loss) under U.S. GAAP		24,693	(18,630)

Reconciliation of net income (loss) to U.S. GAAP for the nine months ended September 30, 2003, and the nine months ended September 30, 2002, respectively:

	Note	Nine months ended September 30, 2003	Nine months(1) ended September 30, 2002

Net gain (loss) as reported in the consolidated statements of operations under IFRS		12,412	(58,030)
U.S. GAAP adjustments:
Amortization expense	a	20,532	21,632
Change in goodwill	a	(3,699)	—
Assets to be sold	b	—	630
Restructuring costs	c	(1,040)	—
Asset retirement obligations accretion expense	h	591	—
Provisions for pensions and similar obligations	f	1,240	904
Impairment charge (IFRS)	g	2,948	—
Tax effect of U.S. GAAP adjustments	i	(316)	(361)
Net income (loss) under U.S. GAAP before extraordinary item and cumulative effect of change in accounting principle		32,668	(35,225)
Extraordinary loss (net of tax of € 0)	g	(2,948)	—
Cumulative effect of change in accounting principle (net of taxes of €236 and €0, respectively)	a,g,h	(355)	(27,559)
Net income (loss) under U.S. GAAP		29,365	(62,784)

(1) restated to reflect the adoption of SFAS 142.

Reconciliation of stockholders' equity to U.S. GAAP as of September 30, 2003 and December 31, 2002, respectively:

	Note	September 30, 2003	December 31, 2002

Stockholders' equity as reported in the consolidated balance sheets under IFRS		696,324	735,487
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	46,365	25,833
Change in goodwill	a	(3,699)	—
Cumulative effect of change in accounting principle	a,g,h	(27,914)	(27,559)
Assets to be sold	b	6,102	6,102
Restructuring costs	c	(1,680)	(640)
Transaction costs	d	33,200	33,200
Provisions for pensions and similar obligations	f	(9,677)	(10,917)
Equity method investments expenses	g	19,846	19,846
Asset retirement obligations accretion expense	h	591	—
Tax effect of U.S. GAAP adjustments	i	3,964	4,280
Cumulative translation adjustment	j	(2,010)	(1,220)
Stockholders' equity under U.S. GAAP		761,412	784,412

a. Goodwill and Other Intangible Assets

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise). In accordance with the provisions of SFAS 142 the Group has decided to test for goodwill impairment on January 1 of each fiscal year. Under IFRS, goodwill and intangible assets continue to be amortized on a systematic basis over their estimated useful lives not to exceed twenty years. This difference in accounting treatment results in a decrease in amortization expense under U.S. GAAP of €20,532 and €21,632 during the nine months ended September 30, 2003 and September 30, 2002 respectively and of €6,813 and €6,875 for the three months ended September 30, 2003 and 2002, respectively.

The Group adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment evaluation was completed in December 2002 and resulted in the recognition of a transition impairment charge of €7,713, which is presented as part of the change in accounting principle caption in the above reconciliation of net income (loss) for the nine months ended September 30, 2002.

The implementation requirements of SFAS 142 allowed up to one year from the date of adoption to complete the initial impairment test and any resulting impairment write-down was effective as of the first day of the fiscal year in which the Standard was adopted. As a result, the U.S. GAAP information which is presented above, required restatement to reflect the cumulative effect of a change in accounting principles as if the change had been initially recorded as of January 1, 2002.

As of January 1, 2003 the goodwill impairment test did not result in any impairment.

SFAS 109 “Accounting for Income Taxes” requires that tax benefits resulting from the reduction of tax liabilities which were recorded during a business combination shall be applied to reduce goodwill related to the acquisition. Under IAS 22 the reduction of the tax liabilities is recorded as a tax benefit. In addition, the acquirer shall adjust the gross carrying amount of goodwill and the related accumulated amortization to the amount that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the acquisition. This difference in accounting treatment results in an adjustment to goodwill of €(3.699) representing the accumulated amortization expensed since the date of the acquisition for IFRS purposes.

The intangible assets are recorded at cost less accumulated amortization, as follows.

	September 30, 2003	December 31, 2002

Trademarks, patents, licenses and other rights	157,050	157,081
Customer base	107,637	110,576
Other intangible assets	73,270	70,440
	337,957	338,097
Less: Accumulated amortization	(80,051)	(61,362)
Intangible assets, net	257,906	276,735

Aggregated Amortization Expenses:

	Three months ended September 30, 2003	Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002

Aggregated amortization expenses	6,160	18,315	6,072	16,899

Estimated Amortization Expenses:

For the financial year until December 31,	(in € thousands)

2003*……………………..……………	6,871
2004……………………………………	25,193
2005……………………………………	21,417
2006……………………………………	19,284
2007……………………………………	18,903

* Remaining 3-months

b. Divestiture of subsidiaries

EITF Issue No. 87-11 “Allocation of Purchase Price to Assets to Be Sold” addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should usually not affect earnings or losses reported in the acquiring enterprise's consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. Instead, these amounts should be considered in the purchase price allocation associated with the business combination. IFRS do not allow a similar treatment in regard to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations.

For the three months ended September 30, 2003 and the three months ended September 30, 2002 under U.S. GAAP these differences result in a reduction/(increase) to net loss of €0 and €0 respectively. For the nine months ended September 30, 2003 and 2002 these differences result in a reduction to net loss of €0 and €630, respectively. No deferred taxes have been recorded on these divestitures because under German tax law, the sale of subsidiaries is a non taxable transaction. Subsequent to April 30, 2002, the Company started to apply to EITF 90-6 “Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to be Sold” for the subsidiaries which were not sold during twelve months following the beginning of the divestiture program. From that point forward results of operations and incremental interest expense incurred in financing the purchase of those entities are reported in the operations of the Group under U.S. GAAP.

c. Restructuring costs

In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP (see “New U.S. accounting pronouncements” below for a discussion regarding the initial application of SFAS 146) applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a rebuttable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IFRS. This difference in accounting treatment results in a €261 and €0 decrease to net income (loss) during the three months ended September 30, 2003 and three months ended September 30, 2002, respectively and €1,040 and €0 decrease to net income (loss) during the nine months ended September 30, 2003 and 2002, respectively.

d. Transaction costs

Transaction costs totaling €33,200 were incurred by Messer Griesheim Group GmbH & Co. KGaA in connection with the acquisition transactions. Under IFRS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of “Pushdown” accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of €33,200 as of the acquisition date and an increase to goodwill amortization of €1,107 during the eight months ended December 31, 2001 under U.S. GAAP, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

e. Assembled workforce

APB Opinion No. 17 “Intangible Assets” (“APB 17”) requires that the cost of identifiable intangible assets be separated from goodwill and assigned part of the total cost of assets acquired in a business combination. In accordance with APB 17, the Group recorded an intangible asset under U.S. GAAP totaling €15,657 associated with the Group’s assembled workforce as of the date of the acquisition transactions. This asset was being amortized over an estimated useful life of 6 years through December 31, 2001. Additionally, SFAS 109 “Accounting for Income Taxes” requires that deferred taxes be recognized for differences between the financial statement carrying amount and the tax basis of all identifiable intangible assets, excluding goodwill. Accordingly, the Group established a deferred tax liability of €6,263 associated with the Group’s assembled workforce as of the date of the acquisition transactions, which resulted in a corresponding increase in acquisition goodwill under U.S. GAAP. IAS 38 states that an enterprise typically has insufficient control over the expected future economic benefits arising from a team of skilled staff and from training to consider that these items meet the definition of an intangible asset. Accordingly, the cost of acquiring the Group’s assembled workforce forms part of the acquisition goodwill under IFRS and is being amortized over an estimated useful life of 20 years. Under U.S. GAAP, these differences in accounting treatment resulted in an increase in intangible assets of €15,657 and a decrease in goodwill of €9,394 as of the acquisition date, as well as an increase in amortization expense of €1,427 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP.

The Group was required to adopt SFAS 141 “Business Combinations” effective July 1, 2001, and SFAS 142 in its entirety on January 1, 2002. SFAS 141 states explicitly that an assembled workforce is not an identifiable intangible asset apart from goodwill if acquired in a purchase business combination. Additionally, at the date of adoption of SFAS 142, amortization has ceased for goodwill and intangible assets determined to have indefinite lives. Any intangible asset acquired in a business combination completed before July 1, 2001 that does not meet the criteria for separate recognition in Statement 141 must be subsumed into goodwill (e.g., assembled workforce). Accordingly, effective January 1, 2002, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance of €13,917 recorded by the Group under prior U.S. GAAP standards in effect prior to the adoption of SFAS 141 and SFAS 142.

f. Provisions for pensions and similar obligations

The Group's net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IFRS to U.S. GAAP, the Company has applied SFAS 87 “Employer's Accounting for Pensions” effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company's actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19.

At September 30, 2003 and December 31, 2002 the fair value of certain foreign defined benefit plan assets was less than the accumulated benefit obligation, a situation that requires special treatment under SFAS 87. When the accumulated benefit obligation exceeds the fair value of the plan assets and the already recognized liability for unfunded accrued pension costs, the excess is immediately recognized as an additional minimum liability. If an additional minimum liability is recognized, SFAS 87 also prescribes that an amount shall be recognized as an intangible asset of no more than the unrecognized prior service cost. The difference between the minimum liability and the intangible asset is then a charge to other comprehensive income. No similar provision exists under IFRS. These differences in accounting treatment result in a decrease in cumulative other comprehensive income totaling €0 as of September 30, 2003 and 2002, respectively.

Under IFRS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement (see “New U.S. accounting pronouncements” below for a discussion regarding the initial application of SFAS 146). In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IFRS. Under U.S. GAAP, accruable amounts are accrued over the employees' remaining service period. These differences result in a reduction in expense of €452, €1,240, €456 and €904 for the three months ended September 30, 2003, the nine months ended September 30, 2003, the three months ended September 30, 2002 and the nine months ended September 30, 2002, respectively.

g. Equity method investments expense, net

On January 1, 2002, Constar, an equity method investee of MGI, a wholly owned company of the Group, adopted SFAS No. 142, and completed the required goodwill impairment test, which resulted in an impairment charge of approximately €19,846, which has been recorded as a component of Constar’s €20.7 million loss for the year ended December 31, 2002. In accordance with the provisions of SFAS 142 and APB 18 “The Equity Method of Accounting for Investments in Common Stock”, the Group’s share of Constar’s goodwill impairment charge has been recorded under U.S. GAAP as part of the cumulative effect of change in accounting principle caption as of January 1, 2002.

In accordance with IAS 36, management reviewed the recoverability of its cash generating units (CGU’s) including goodwill. The application of IAS 36 resulted in the impairment charge being recorded in the fourth quarter 2002, as a component of Constar’s €20.7 million loss for the twelve months ended December 31, 2002.

As explained in (a) above, the implementation requirements of SFAS 142 allowed up to one year from the date of adoption to complete the initial impairment test and any resulting impairment write-down was effective as of the first day of the fiscal year in which the Standard was adopted. As a result, the U.S. GAAP information for the nine months ended September 30, 2002, which are presented above, required restatement to reflect the cumulative effect of a change in accounting principles as if the change had been initially recorded as of January 1, 2002.

Constar was formed in 1996 as a limited liability company and its existence will continue until January 1, 2046, unless terminated earlier pursuant to the terms of its operating agreement. Interest is held by Lumsden Proctor Group, LLC (50%) and MGI (50%). Constar is mainly involved in the business of selling and distributing industrial gases and welding supplies as well as in the leasing of gas cylinders. Constar purchases these products from manufacturers and distributors and resells them on a retail and wholesale basis to commercial customers. As of December 31, 2002 and for the twelve month period then ended, the audited consolidated balance sheet and statement of operations of Constar presented total assets amounting to US$ 13.9 million and revenues of US$ 23.7 million.

MGI’s equity investment in Constar has been fully consolidated as a result of the application of the requirements of FIN46 “Consolidation of Variable Interest Entities- an interpretation of ARB No. 51”. Under IFRS the Group consolidated Constar and recorded an impairment loss amounting to €2.9 million. This loss has been presented within the U.S. GAAP reconciliation as an extraordinary loss in accordance with the requirements of FIN 46.

h. Asset retirement obligations

The Group adopted SFAS 143, “Accounting for Asset Retirement Obligations” (ARO), on January 1, 2003. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. The Group’s asset retirement obligations relate to production equipment or to environmental remediation obligations resulting from normal operational use. As of January 1, 2003, the Group recognized transition amounts for asset retirement obligation liabilities, and associated assets of €7,407 and €6,816, respectively. A corresponding transition charge of €355 (net of deferred taxes of €236) was recorded in the Group’s unaudited interim condensed consolidated statement of operations as part of the cumulative effect of changes in accounting principle caption as of January 1, 2003. The accretion expense for the three and nine months ended September 30, 2003 amounted to €95 and €282, respectively. As of September 30, 2003 the ARO amounts to €7,689. No additional ARO liabilities were incurred in the three months ended September 30, 2003 and there was no revision in estimated cash flows. Had the Group applied SFAS 143 for the three and nine months ended September 30, 2002, the accretion expense would have been €90 and €267, respectively.

i. Tax effect of U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items.

j. Cumulative translation adjustment

Upon the adoption of SFAS 142 the Group allocated goodwill to the individual reporting units. This reconciliation item represents the net foreign exchange effect of this allocation.

Additional U.S. GAAP information

Change in ownership

As a result of the change in ownership, Messer Griesheim has become a wholly-owned subsidiary of Messer Griesheim Holding AG, which in turn was 100% acquired by Messer Griesheim Group GmbH & Co. KGaA in a purchase transaction. The series of transactions requires "Pushdown" of the Messer Griesheim Group GmbH & Co. KGaA's basis under U.S. GAAP in accordance with EITF Topic D-97 "Pushdown-Accounting", and SAB No. 54 “ “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase”. The "pushdown" of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IFRS. The U.S. GAAP reconciliation of the stockholders' equity also reflects differences arising from the new bases of accounting under U.S. GAAP and IFRS.

The consolidated financial statements reflect the deferred notes payable to Hoechst by the Group's parent, Messer Griesheim Group GmbH & Co. KGaA, as part of equity under IFRS and U.S. GAAP as the Company does not meet any of the criteria enumerated in SAB No. 73, which would require the recognition of such obligation as a liability in the Group consolidated financial statements. Therefore, the interest payable by Messer Griesheim Group GmbH & Co. KGaA relating to these deferred notes is not recorded under IFRS or U.S. GAAP.

Statement of operations

Certain items in the consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income. Also, these items include the accretion expense as it relates to the application of SFAS 143. Under U.S. GAAP, the accretion expense is recorded within operating expenses, whereas under IFRS, such accretion expense is recorded within interest expense.

Tax benefits resulting from the reduction of tax liabilities which were recorded at the date of acquisition shall be applied to reduce goodwill , whereas under IFRS, such tax benefit is recorded as tax income and corresponding the goodwill disposal is classified as expense and recorded in the operating result.

U.S. GAAP requires the operating results of those subsidiaries which are expected to be divested more than one year from the measurement date to continue to be reflected in the consolidated statement of operations. Under IFRS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements. As a result, there is no difference between IFRS and U.S. GAAP in sales, net income and total assets as reflected in the consolidated financial statements with respect to these subsidiaries.

Balance sheet

Certain items in the consolidated balance sheet would be classified differently under U.S. GAAP, including the net assets of entities included in the divestiture program which are classified as “available for sale” under IFRS and which are no longer presented as “available for sale” under U.S. GAAP.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. As of September 30, 2003 and December 31, 2002 €21,403 and €22,737, respectively, would be classified as current deferred tax assets and €1,608 and €2,846, respectively, would be classified as current deferred tax liabilities. Additionally, under U.S. GAAP, tax loss carry forwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is deemed more likely than not that the tax benefit related to the utilization of such tax loss carry forwards or credits will not be realized. Under IFRS, a deferred tax asset should be recognized for the carry forwards of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets related to tax loss carry forwards amounted to €68,553 and €27,869, net of valuation allowances of €13,089 and €5,471 as of September 30, 2003 and December 31, 2002, respectively.

Cash flow statement

The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of comprehensive income, which includes all changes in stockholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the three months ended September 30, 2003 and 2002, respectively:

	Three months ended September 30, 2003	Three months ended September 30, 2002

Net income (loss) in accordance with U.S. GAAP	24,693	(18,630)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(6,354)	24,688
Change in fair value of derivative financial instruments, net of deferred taxes of €(2,321) and €5,303, respectively	3,591	(8,917)
Comprehensive income (loss), net of tax	21,930	(2,859)

Statement of comprehensive income for the nine months ended September 30, 2003 and 2002, respectively:

	Nine months ended September 30, 2003	Nine months ended September 30, 2002

Net income (loss) in accordance with U.S. GAAP	29,365	(62,784)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(55,661)	(47,847)
Change in fair value of derivative financial instruments, net of deferred taxes of €(4,162) and € 5,200, respectively	3,296	(8,310)
Comprehensive loss, net of tax	(23,000)	(118,941)

Hyperinflation

In accordance with IFRS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

In July 2002, the FASB issued Statement 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 among other things replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructurings, discontinued operations, plant closings, or exit or disposal activities. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements (see “c. restructuring costs” above).

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002, without significant impact to the Group’s consolidated financial statements.

In November 2002, the Emerging Issue Task Force (“EITF“) reached a final consensus on EITF 00-21 “Revenue arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue was effective for the Group in its financial statements beginning July 1, 2003 and the Group therefore applied the consensus prospectively commencing with the quarter beginning July 1, 2003. The adoption of EITF 00-21 on the Group’s consolidated financial statements did not have a material impact.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to improve the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for Stock-Based compensation for all companies – regardless of the accounting method used – by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements.

The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

The Group has adopted the disclosure requirements of SFAS 148 as presented in Note 12, “Stock purchase and option plan”.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For the Group, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 become effective as of December 31, 2003. The adoption of the disclosure requirements under Interpretation No. 46 did not have any significant effect on the Group’s consolidated financial statements.

In April 2003, the FASB issued SFAS 149 “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities”, which amends SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138 “Accounting for Certain Derivatives Instruments and Certain Hedging Activities”, which established accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

SFAS 149 amends SFAS 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process. It also amends SFAS 133 to incorporate clarifications of the definition of a derivative. It contains amendments relating to FASB Concepts Statements No. 7 “Using Cash Flow Information and Present Value in Accounting”, No. 65 “Accounting for Certain Measurements”, No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, No. 95 “Statement of Cash Flows” and No. 126 “Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities”.

SFAS 149 shall be effective for contracts entered into or modified after June 30, 2003, with some exemptions. It also is effective for hedging relationships designated after June 30, 2003, with some exemptions. All provisions of SFAS 149 shall be applied prospectively with some exemptions. The adoption of SFAS 149 is not expected to have a significant impact on the Group’s consolidated financial statements.

In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financing instruments of nonpublic entities. The Group adopted the provisions of the Statement on July 1, 2003. The adoption of SFAS 150 did not have a significant impact on the Group’s consolidated financial instruments. The Group did not enter into financial instruments within the scope of the Statement during the nine month ended September 30, 2003.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease”, which applies prospectively to new or modified arrangements in fiscal periods beginning after May 28, 2003. Guidance in the consensus requires that both parties to an arrangement determine whether a service or supply contract includes a lease within the scope of FASB Statement No. 13, whereby the right to use property, plant and equipment is conveyed to the purchaser. The application of the Consensus did not have a significant impact on the Group’s current accounting for relevant arrangements entered into subsequent to July 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING AG (Registrant)
By: Name: Title	/s/ KLAUS-JÜRGEN SCHMIEDER Klaus-Jürgen Schmieder Chief Executive Officer
Date:	November 13, 2003
By: Name: Title	By: /s/ HARALD PINGER Harald Pinger Chief Financial Officer
Date:	November 13, 2003